Exhibit 99.2

Financial Information for the Three Months and Nine Months Ended September 30, 2021 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	September 30,	December 31,
	2021	2020
	$ millions
Current assets
Cash and cash equivalents	723	286
Short-term deposits and restricted cash	39	564
Trade receivables	55	48
Other current assets	48	22
Total current assets	865	920
Non-current assets
Investment in ZIM (associated company)	998	297
Investment in OPC’s associated companies	573	-
Long-term investment	-	235
Long-term deposits and restricted cash	21	72
Long-term prepaid expenses	55	45
Long-term derivative instruments	10	-
Deferred taxes, net	38	7
Property, plant and equipment, net	1,005	819
Intangible assets, net	208	1
Right-of-use assets, net	94	86
Total non-current assets	3,002	1,562
Total assets	3,867	2,482
Current liabilities
Current maturities of loans from banks and others	429	47
Short-term derivative instruments	11	39
Trade and other payables	138	128
Provisions	16	-
Current maturities of lease liabilities	18	14
Total current liabilities	612	228
Non-current liabilities
Long-term loans from banks and others	540	576
Debentures	554	296
Deferred taxes, net	113	94
Other non-current liabilities	24	1
Long-term derivative instruments	-	7
Long-term lease liabilities	14	4
Total non-current liabilities	1,245	978
Total liabilities	1,857	1,206
Equity
Share capital	602	602
Translation reserve	19	16
Capital reserve	18	(11)
Accumulated profit	942	460
Equity attributable to owners of the Company	1,581	1,067
Non-controlling interests	429	209
Total equity	2,010	1,276
Total liabilities and equity	3,867	2,482

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2021	2020	2021	2020
	$ millions		$ millions
Revenue	353	282	133	117
Cost of sales and services (excluding depreciation and amortization)	(239)	(202)	(81)	(84)
Depreciation and amortization	(40)	(23)	(14)	(9)
Gross profit	74	57	38	24
Selling, general and administrative expenses	(52)	(28)	(15)	(10)
Other (expenses)/income	(13)	2	-	1
Operating profit	9	31	23	15
Financing expenses	(118)	(24)	(92)	(11)
Financing income	6	13	2	5
Financing expenses, net	(112)	(11)	(90)	(6)
(Losses)/gains related to Qoros	(251)	304	(196)	10
Gains related to ZIM	12	-	2	-
Share in profit/(losses) of associated companies, net
- ZIM	818	51	400	46
- OPC’s associated companies	7	-	23	-
- Qoros	-	(6)	-	-
Profit before income taxes	483	369	162	65
Income tax benefit/(expense)	18	(8)	8	(3)
Profit for the period from continuing operations	501	361	170	62
Profit for the period from discontinued operations	-	8	-	8
Profit for the period	501	369	170	70
Attributable to:
Kenon’s shareholders	538	362	186	67
Non-controlling interests	(37)	7	(16)	3
Profit for the period	501	369	170	70

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted profit per share	9.99	6.72	3.45	1.25
Basic/diluted profit per share from continuing operations	9.99	6.56	3.45	1.09
Basic/diluted profit per share from discontinued operations	-	0.16	-	0.16

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the nine months ended September 30,
	2021	2020
	$ millions
Cash flows from operating activities
Profit for the period	501	369
Adjustments:
Depreciation and amortization	43	23
Financing expenses, net	112	11
Share in profit of associated companies, net	(825)	(45)
Losses/(gains) related to Qoros	251	(304)
Gains related to ZIM	(12)	-
Gain on sale of property, plant and equipment	-	(2)
Loss on sale of other long-term liabilities	12	-
Recovery of retained claims, net	-	(8)
Share-based payments	3	1
Income tax (benefit)/expense	(18)	8
	67	53
Change in trade and other receivables	(10)	11
Change in trade and other payables	(4)	19
Change in employee benefits	10	-
	63	83
Dividend received from associated companies	70	-
Net cash provided by operating activities	133	83

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the nine months ended September 30,
	2021	2020
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	542	17
Investment in long-term deposits, net	28	(23)
Acquisition of subsidiary, less cash acquired	(655)	-
Acquisition of associated company, less cash acquired	(8)	-
Acquisition of property, plant and equipment	(151)	(50)
Acquisition of intangible assets	(1)	-
Reimbursement of right-of-use asset	5	-
Deferred consideration in respect of acquisition of subsidiary	-	(13)
Proceeds from distribution from associated companies	47	-
Proceeds from sale of interest in an associated company	64	-
Recovery of retained claims, net	-	10
Proceeds from sale of interest in Qoros	-	220
Interest received	-	1
Long-term loans to an associate	(5)	-
Long-term advance deposits and prepaid expenses	(7)	(54)
Payment of transactions in derivatives, net	(3)	(2)
Net cash (used in)/provided by investing activities	(144)	106

Cash flows from financing activities		-
Repayment of long-term loans, debentures and lease liabilities, net	(176)	(34)
Investments of holders of non-controlling interests in the capital of a subsidiary	174	-
Proceeds from issuance of share capital by a subsidiary to non-controlling interests, net of issuance expenses	111	-
Receipt of long-term loans from banks and others	238	58
Costs paid in advance in respect of taking out of loans	(4)	-
Proceeds from issuance of debentures, net of issuance expenses	263	111
Short-term credit from banks and others, net	-	(7)
Acquisition of non-controlling interests	-	(8)
Payment in respect of derivative financial instruments, net	(15)	(4)
Dividends paid to holders of non-controlling interests	(10)	(6)
Dividends paid	(100)	-
Interest paid	(30)	(17)
Net cash provided by financing activities	451	93

Increase in cash and cash equivalents	440	282
Cash and cash equivalents at beginning of the year	286	147
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(3)	3
Cash and cash equivalents at end of the period	723	432

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the nine months ended September 30, 2021
	OPC Israel	CPV Group	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	315	38	-	-	-	353
Depreciation and amortization	(35)	(8)	-	-	-	(43)
Financing income	3	3	-	-	-	6
Financing expenses	(109)	(8)	-	-	(1)	(118)
Losses related to Qoros	-	-	-	(251)	-	(251)
Gains related to ZIM	-	-	12	-	-	12
Share in profit of associated companies	-	7	818	-	-	825
(Loss)/profit before taxes	(64)	(25)	830	(251)	(7)	483
Income tax benefit/(expense)	12	10	-	-	(4)	18
(Loss)/profit after taxes	(52)	(15)	830	(251)	(11)	501
____________________________________

	For the nine months ended September 30, 2020
	OPC	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	281	-	-	1	282
Depreciation and amortization	(23)	-	-	-	(23)
Financing income	-	-	-	13	13
Financing expenses	(24)	-	-	-	(24)
Gains related to Qoros	-	-	304	-	304
Share in profit/(losses) of associated companies	-	51	(6)	-	45
Profit before taxes	19	51	298	1	369
Income tax expense	(7)	-	-	(1)	(8)
Profit after taxes	12	51	298	-	361

	For the three months ended September 30, 2021
	OPC Israel	CPV Group	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	116	17	-	-	-	133
Depreciation and amortization	(12)	(2)	-	-	-	(14)
Financing income	-	2	-	-	-	2
Financing expenses	(86)	(4)	-	-	(2)	(92)
Losses related to Qoros	-	-	-	(196)	-	(196)
Gains related to ZIM	-	-	2	-	-	2
Share in profit of associated companies	-	23	400	-	-	423
(Loss)/profit before taxes	(61)	20	402	(196)	(3)	162
Income tax benefit/(expense)	13	(5)	-	-	-	8
(Loss)/profit after taxes	(48)	15	402	(196)	(3)	170
____________________________________

	For the three months ended September 30, 2020
	OPC	ZIM	Quantum	Other	Consolidated Results
	$ millions
Revenue	117	-	-	-	117
Depreciation and amortization	(9)	-	-	-	(9)
Financing income	-	-	-	5	5
Financing expenses	(11)	-	-	-	(11)
Gains related to Qoros	-	-	10	-	10
Share in profit of associated companies	-	46	-	-	46
Profit before taxes	8	46	10	1	65
Income tax expense	(3)	-	-	-	(3)
Profit after taxes	5	46	10	1	62
____________________________________

Information regarding associated companies

	Carrying amounts of investment in associated companies		Equity in the net profit / (losses) of associated companies
	as at		for the nine months ended		for the three months ended
	September 30,	December 31,	September 30,	September 30,	September 30,	September 30,
	2021	2020	2021	2020	2021	2020
	$ millions		$ millions		$ millions
CPV Fairview LLC	181	-	10	-	12	-
CPV Maryland LLC	63	-	1	-	2	-
CPV Shore Holdings LLC	80	-	16	-	12	-
CPV Towantic LLC	115	-	8	-	2	-
CPV Valley Holdings LLC	59	-	(27)	-	(5)	-
CPV Three Rivers LLC	64	-	(1)	-	-	-
Others	11	-	-	-	-	-
	573	-	7	-	23	-
ZIM	998	297	818	51	400	46
Qoros*	-	-	-	(6)	-	-

	1,571	297	825	45	423	46

 *Qoros was accounted for as an associated company until April 2020, when we reduced our interest in Qoros from 24% to 12%.

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2021	2020	2021	2020
	$ millions		$ millions
Revenue	353	282	133	117
Cost of sales (excluding depreciation and amortization)	(239)	(202)	(81)	(84)
Depreciation and amortization	(40)	(23)	(14)	(9)
Gross profit	74	57	38	24
Selling, general and administrative expenses	(46)	(14)	(11)	(5)
Other expenses	(13)	-	(3)	-
Operating profit	15	43	24	19
Financing expenses	(117)	(24)	(90)	(11)
Financing income	6		2	-
Financing expenses, net	(111)	(24)	(88)	(11)
Share in profit of associated companies, net	7	-	23	-
(Loss)/profit before income taxes	(89)	19	(41)	8
Income taxes benefit/(expense)	22	(7)	8	(3)
(Loss)/profit for the period	(67)	12	(33)	5

Attributable to:
Equity holders of the company	(52)	6	(28)	3
Non-controlling interest	(15)	6	(5)	2
(Loss)/profit for the period	(67)	12	(33)	5

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the nine months ended September 30,		For the three months ended September 30,
	2021	2020	2021	2020
	$ millions		$ millions
Cash flows provided by operating activities	81	88	24	37
Cash flows used in investing activities	(209)	(126)	(60)	(25)
Cash flows provided by financing activities	552	94	327	14
Increase in cash and cash equivalents	424	56	291	26
Cash and cash equivalents at end of the period	485	172	485	172

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	September 30, 2021	December 31, 2020
	$ millions
Total financial liabilities[1]	1,524	921
Total monetary assets[2]	545	698
Investment in associated companies	573	-
Total equity attributable to the owners	634	520
Total assets	2,636	1,734

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and share of EBITDA of its associated companies and non-IFRS reconciliation
This press release, including the financial tables, presents OPC’s Adjusted EBITDA and share of EBITDA of its associated companies, which are non-IFRS financial measures.

OPC defines EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense, and Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense and share of losses of associated companies, net. EBITDA and Adjusted EBITDA are not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA and share of EBITDA of its associated companies provide transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’, or its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below are reconciliations of OPC’s net profit to Adjusted EBITDA and share of net profit to share of EBITDA of its associated companies for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended September 30,
	2021	2020
	$ millions
Net (loss)/profit for the period	(33)	5
Depreciation and amortization	14	9
Financing expenses, net	88	11
Share of profit of associated companies, net	(23)	-
Income tax (benefit)/expense	(8)	3
Adjusted EBITDA	38	28
Proportionate share of EBITDA of associated companies	29	-

For the three months ended September 30, 2021
$ millions
Total
Share of net profit for the period	23
Share of depreciation and amortization	11
Share of financing expenses, net	(5)
Share of EBITDA	29

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of September 30, 2021 and December 31, 2020 (in $ millions):

As at September 30, 2021	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	Keenan	Others	Total

Debt (including accrued interest)	561	400	212	137	102	112	1,524
Cash and cash equivalents and short-term deposits	359	17	5	43	4	57	485
Debt service reserves (out of restricted cash)	-	24	14	-	-	-	38
Other restricted cash	5	15	2	-	-	-	22

As at December 31, 2020	OPC Energy	OPC-Rotem	OPC-Hadera	Others	Total

Debt (including accrued interest)	305	341	217	58	921
Cash and cash equivalents and short-term deposits	511	38	1	12	562
Debt service reserves (out of restricted cash)	8	24	14	-	46
Other restricted cash	72	15	3	-	90

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation
This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA as for each period as net profit before depreciation and amortization, financing expenses, net, income tax expense, impairment of assets, non-cash charter hire expenses, capital gains/losses beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net profit to Adjusted EBITDA for the periods presented.

	For the three months ended September 30,
	2021	2020
	$ millions
Net profit for the period	1,463	144
Depreciation and amortization	221	74
Financing expenses, net	38	41
Income tax expense	358	4
EBITDA	2,080	263
Non-recurring expenses	-	(1)
Adjusted EBITDA	2,080	262